

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 1, 2015

Via E-mail
Laura J. Schumacher, Esq.
Executive Vice President, Business Development, External Affairs and General Counsel
AbbVie Inc.
1 North Waukegan Road,
North Chicago, Illinois 60064

> **Re: AbbVie Inc.**
> **Registration Statement on Form S-4**
> **Filed March 23, 2015**
> **File No. 333-202921**
>
> **Pharmacyclics, Inc.**
> **Schedule TO-T, as amended**
> **Filed March 23 and March 30, 2015 by Abbvie Inc.**
> **File No. 005-46749**

Dear Ms. Schumacher:

We have limited our review of the above filings to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending the filings and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filings and the information you provide in response to these comments, we may have additional comments. All defined terms used in this letter have the same meaning as in the Prospectus/Offer to Exchange.

Schedule TO

Item 10. Financial Statements, page 3

1.   It appears that the Prospectus/Offer to Exchange, as distinguished from the Schedule TO, includes summarized financial information pursuant to Item 1010(c) of Regulation M-A. Please revise the Schedule TO to include, through incorporation by reference or otherwise, the information required by Item 1010(a)(1) and (2) of Regulation M-A. See Instructions 3 and 6 to Item 10 of Schedule TO.

Prospectus/Offer to Exchange

General

2.   We note that you have incorporated by reference the Form 10-K filed by Pharmacyclics, Inc. for the fiscal year ended December 31, 2014 and that the Form 10-K incorporates Part III information by reference to the Company's definitive proxy statement that has not yet been filed. Please be advised that we cannot accelerate the effective date of your registration statement until Pharmacyclics, Inc. files the information required by Part III of Form 10-K.

3.   Please advise how the current formula pricing for the stock portion of the consideration is consistent with the no-action relief granted in Lazard (Aug. 11, 1995). Include in your response a discussion of the features noted in the Lazard letter and whether such features are present in the Offer, including the timely issuance of a press release containing relevant pricing information and the availability of a toll-free number providing investors with both preliminary pricing information through the entire period that the Offer is open and final pricing information starting on the second trading day prior to the date of expiration of the Offer. Please also revise the Prospectus/Offer to Exchange to include disclosure of these features, to the extent applicable.

4.   Please advise how AbbVie intends to comply with Exchange Act Rule 14d-4(d) with respect to all disclosure added or revised in response to the Staff's comments, including the financial information discussed in the following two comments.

Selected Historical Consolidated Financial Data of AbbVie, page 8

5.   Refer to comment 1 above. Please disclose all of the information required by Item 1010(c)(1) of Regulation M-A, to the extent applicable. Please also revise to provide the disclosure required by Item 1010(c)(3) and (4) of Regulation M-A for the periods specified. See Instruction 6 to Item 10 of Schedule TO. Also refer to telephone interpretation I.H.7 in the July 2001 supplement to our "Manual of Publicly Available Telephone Interpretations" that is available on the Commission's website at http://www.sec.gov for additional guidance.

Unaudited Pro Forma Condensed Combined Financial Statements, page 94

6.   Please revise to include pro forma data for the summarized financial information specified in paragraphs (c)(4) and (c)(5) of Regulation M-A or advise us why you believe such information is not material. Refer to Item 1010(c)(6) of Regulation M-A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Act of 1933, the Securities Exchange Act of 1934 and all applicable Securities Act and Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filings;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Christina De Rosa at (202) 551-3577, Daniel Greenspan at (202) 551-3623, Perry Hindin, Special Counsel in the Office of Mergers and Acquisitions, at (202) 551-3444, or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

Laura J. Schumacher, Esq.
AbbVie Inc.
April 1, 2015
Page 4

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